

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

<u>Via Facsimile</u>
Greg McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, AR 72223

   Re: Bank of the Ozarks, Inc.
     Form 10-K for the fiscal year ended December 31, 2010
     Filed March 10, 2011
     Form 10-Q for the quarter ended June 30, 2011
     Filed August 5, 2011
     File No. 333-27641

Dear Mr. McKinney:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Amit Pande

          Amit Pande
          Accounting Branch Chief